gconklin@gibsondunn.com
May 17, 2006

(415) 393-8263	C 18861-00008

(415) 374-8418
VIA EDGAR AND MESSENGER
Kathleen Collins
Accounting Branch Chief and
Kari Jin
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cadence Design Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 10, 2006
Form 8-K filed February 1, 2006
File no. 1-10606 1
Dear Ms. Collins and Ms. Jin:
     On behalf of Cadence Design Systems, Inc., a Delaware corporation (“Cadence”), by this letter we respond on behalf of Cadence to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated May 5, 2006 (the “Comment Letter”), relating to (i) Cadence’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K”) and (ii) Cadence’s Current Report on Form 8-K filed with the SEC on February 1, 2006 (the “February 1st 8-K”). For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the applicable Comment Letter. Each response of Cadence is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter appearing in bold type.

1	For future reference, please note that Cadence’s SEC file number is now 0-15867.

Kathleen Collins
Kari Jin
Securities and Exchange Commission
May 17, 2006

     This letter is being filed with the SEC on EDGAR supplementally as correspondence and we also are forwarding, by courier, a complete copy of this letter in paper format.
Form 10-K for the Fiscal Year Ended December 31, 2005
Notes To Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 63
1.	On page 7, you indicate that the Company offers subscription licenses to customers who desire rights to remix in new technology during the life of contract, which allows the customers limited access to unspecified new technology on a when and if available basis. On page 73 you indicate that subscription licenses allow customers limited rights to “exchange” the licensed software for unspecified technology in the future. Please address the following:
•	Tell us, in detail, what you mean by remix rights. Do the subscription licensees have the right to receive the unspecified additional technology in addition to their license or are they required to exchange their existing technology for the new technology?

•	Please explain how you analyzed these rights pursuant to paragraphs 48 — 51 of SOP 97-2 and how your accounting complies with this guidance.
           Cadence supplementally advises the Staff that Cadence’s arrangements that are comprised of subscription licenses generally offer the user remix rights. These remix rights allow the customer to remix the licenses delivered at the outset of the arrangement, as well as the right to remix into other unspecified additional software products in the future if the products become available during the term of the arrangement. The remix rights can be exercised multiple times during the term of the arrangement.
           The subscription licenses limit the customer’s use at any time to any mix or combination of the products that are delivered at the outset of the arrangement, as well as any unspecified additional software products that become available and are delivered to the customer during the term of the arrangement, so long as the cumulative value of all products in use does not exceed a value that was determined at the outset of the arrangement.

Kathleen Collins
Kari Jin
Securities and Exchange Commission
May 17, 2006

           The remix rights included in a subscription license are consistent with the nature of the arrangements discussed in TPA 5100. 45 – Effect of Change in License Mix on Software Revenue Recognition (TPA No. 45), with the exception that the subscription license also provides a right for the customer to access certain unspecified additional products that become available during the term of the arrangement. Because these remix rights are consistent with the nature of the arrangements discussed in TPA No. 45, Cadence believes that these remix rights do not constitute exchange rights that are contemplated in Paragraphs 50 and 51 of SOP 97-2, Software Revenue Recognition (SOP 97-2). However, since the subscription license includes a right to access unspecified additional products that become available during the term of the license, Cadence applies paragraphs 48 and 49 of SOP 97-2 and, as such, the entire arrangement fee is recognized as revenue ratably over the term of the arrangement (assuming that all other revenue recognition criteria in SOP 97-2 are met) beginning with delivery of the first product.
2.	We note your disclosure on page 7 where you indicate that term licenses do not include remix rights. We further note your disclosure on page 73 where you indicate that term licenses offer limited rights to exchange the licensed software for technology available at the time of purchase and revenue associated with term license is recognized upon the delivery. Please address the following:
•	Tell us, in detail, what you mean by “limited rights to exchange the licensed software for technology available at the time of purchase.” Does this mean that your customers have the right to exchange licensed software for other software products during the term of their license? If so, does the exchanged software have no more than minimal differences in price, functionality, or features? Also, if the customers decide to exercise their right to exchange, can they still use the licensed software?

•	Please explain how you analyzed these rights pursuant to paragraphs 50 & 51 of SOP 97-2 and SFAS 48, as applicable, and tell is us how your accounting complies with this guidance.
           Cadence supplementally advises the Staff that page 7 of the 2005 10-K says that a term license “does not include remix rights to new technology.” (emphasis added.)
           Cadence also supplementally advises the Staff that Cadence’s term licenses generally offer the user certain rights to remix the licenses delivered pursuant to the arrangement.
           The customer has a license to use each delivered product which may or may not be similar in functionality. These arrangements may limit the customer’s use at any time to any mix or combination of the products as long as the cumulative value of all products in use does not exceed a value that was established at the outset of the arrangement.
           In accordance with TPA No. 45, Cadence will recognize revenue upon delivery of the product master, which includes all products within the license mix, if all other criteria in SOP 97-2, Software Revenue Recognition, are met. Subsequent remixing is not an exchange or return of software because the product master has been licensed and delivered, and the customer has the right to use the products included in the product master.

Kathleen Collins
Kari Jin
Securities and Exchange Commission
May 17, 2006

3.	We note your disclosures on page 74 where you indicate that significant judgment is involved in assessing whether a fee is fixed or determinable, including “assessing whether a contract amendment to a term arrangement constitutes a concession.” Please explain what you mean by “contract amendment” and tell us how you account for such changes to your contracts.
           Cadence supplementally advises the Staff that contract amendments to term licenses for which product revenue was recognized upon delivery of the licenses (assuming that all other revenue recognition criteria in SOP 97-2, Software Revenue Recognition, are met) primarily include extensions/renewals. In addition, during the last three fiscal years, Cadence has also made amendments to payment plans for two term license arrangements due to the customer experiencing credit difficulties.
•	Amendments to accommodate extensions/renewals. Cadence accounts for extensions/renewals of licenses which include only products already included in the pre-existing and currently active arrangements in accordance with TPA 5100.71 – Effect of Commencement/Renewal License Term and Software Revenue Recognition (assuming that all other criteria in SOP 97-2, Software Revenue Recognition, are met). As such, the arrangement fee relating to the extension/renewal is recognized as revenue when the extension/renewal arrangement is executed (assuming that all other revenue recognition criteria in SOP 97-2, Software Revenue Recognition, are met).

•	Amendments due to the customer experiencing credit difficulties. For contract amendments caused by the customer experiencing credit difficulties, Cadence gives due consideration to TPA 5100.56 – Concessions and Software Revenue Recognition (TPA No. 56). Contract amendments to extend payment terms by three to six months were agreed on for two term license arrangements for which product revenue was recognized upon delivery of the licenses, as the customers were delinquent on their payments due to credit difficulties. TPA No. 56 does not consider the extension of payment terms as a result of the customer experiencing credit difficulties to be a concession. Cadence believes that its accounting for the amendments to term licenses for which product revenue was recognized upon delivery of the licenses (assuming that all other revenue recognition criteria in SOP 97-2, Software Revenue Recognition, are met) is in accordance with the relevant accounting literature. Cadence also believes that such contract amendments do not constitute concessions, and therefore do not prevent Cadence from concluding that the fees for such term arrangements are fixed or determinable.

Kathleen Collins
Kari Jin
Securities and Exchange Commission
May 17, 2006

Note 16, Income Taxes, page 102
4.	We note from your disclosures on page 102 that the IRS proposes to assess an aggregate tax deficiency for the tax years 1997 - 1999 of approximately $143 million, plus interest. We further note that the Company has protested certain of the proposed adjustments with the Appeals Office of the IRS and the matter is presently being considered. Has the Company accrued and/or paid any portion of this deficiency? If not, please explain as it appears the Company is disputing only certain of the proposed adjustments. Tell us the current status of your appeal and tell us how you considered SFAS 5 in accounting for this contingency.
           Cadence supplementally advises the Staff that Cadence has not paid any portion of the proposed tax deficiency of $143 million, plus interest. Cadence is not required by law to pay at this time any of the proposed adjustments included in the proposed tax deficiency.
           Cadence has accrued a tax liability related to the proposed tax deficiency based on its best estimate, for each proposed adjustment, of what ultimately will be sustained upon the final resolution of the matter through future settlement negotiations or litigation with the taxing authorities.
           In determining the adequacy of its accrued tax liability, Cadence considered both agreed and disputed issues with the IRS. Cadence elected not to protest certain of the IRS proposed adjustments. However, the proposed adjustments related to transfer pricing arrangements, which represent the most significant components of the proposed tax deficiency, are being contested.
           Cadence commenced meetings with the IRS Appeals Office in 2005 to determine if a settlement could be reached on the contested adjustments to the transfer pricing arrangements. Cadence has not yet reached a settlement of the transfer pricing matters with the IRS Appeals Office, but expects to have additional settlement discussions during 2006. Cadence is not yet certain when the IRS appeals process will be completed or if a tax settlement can be reached.
           Cadence provides for the effect of income taxes, including possible outcomes of current and future income tax examinations, on its Consolidated Financial Statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. Significant judgment is required in determining Cadence’s provision for income taxes. Cadence provides for tax liabilities on its Consolidated Balance Sheets unless it is probable that Cadence’s tax positions will be sustained. To determine the adequacy of its provision for income taxes, Cadence assessed the probability that additional taxes will be due by considering the nature of the IRS’s proposed adjustments, the facts and circumstances of the particular tax position and the weight of available evidence about the applicability of existing tax law, the status of the IRS examination and the appeals process (including such status after the date of the financial statements but before those statements are issued), the views of Cadence’s advisers, Cadence’s experience in similar cases, the experience of other enterprises, and the decision of Cadence’s management to vigorously contest certain aspects of the IRS’s proposed tax deficiency. Cadence interprets the term probable consistent with its use in SFAS No. 5, Accounting for Contingencies (SFAS No. 5), to mean that “the future event or events are likely to occur.”

Kathleen Collins
Kari Jin
Securities and Exchange Commission
May 17, 2006

           It is reasonably possible, as defined in SFAS No. 5, that the IRS’s proposed aggregate tax deficiency of $143 million, plus interest, may prevail. As a result and in accordance with paragraph 10 of SFAS No. 5, Cadence has provided disclosure in the Notes to its Consolidated Financial Statements regarding the contingencies associated with the tax deficiency proposed by the IRS.
Form 8-K Filed February 1, 2006
5.	We note your reconciliation of GAAP net income to non-GAAP net income includes an adjustment for the “Income tax related to repatriation of foreign earnings” and yet there does not appear to be any discussion in the Company’s Form 8-K regarding this adjustment. Tell us how you considered the disclosure requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K with regards to this adjustment.
           Cadence supplementally advises the Staff that, during the fourth quarter of 2005, Cadence completed its evaluation of the repatriation provisions of the American Jobs Creation Act, or AJCA, which created a temporary one year incentive for United States corporations to repatriate accumulated earnings of foreign subsidiaries by providing an 85% dividends received deduction for certain qualifying dividends. Cadence made the determination to repatriate $500 million of certain foreign earnings which were previously considered to be indefinitely reinvested outside of the United States. Cadence will invest these earnings in the United States pursuant to the AJCA guidelines. Cadence completed the repatriation and recorded an income tax expense of $30.1 million associated with the repatriation during the fourth quarter of 2005. In the future, Cadence intends to indefinitely reinvest its foreign earnings outside of the United States (please see page 52 of the 2005 Form 10-K).
           Cadence management believes it is useful in measuring Cadence’s operations for fiscal year 2005 to exclude from its GAAP measures the $30.1 million income tax expense associated with the repatriation permitted by the AJCA’s temporary, one year incentive provisions because the benefit of the AJCA was limited to fiscal year 2005. Cadence believes that it is useful to management and investors to compare the performance of Cadence’s business operations for fiscal year 2005 without the effect of the AJCA because it facilitates comparisons to our historical operating results for periods unaffected by the AJCA.
           In considering the disclosure requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K with regards to the repatriation adjustment, Cadence inadvertently did not include in the February 1st 8-K the additional explanatory discussion above when excluding the adjustment from the measurement of GAAP net income. In response to the Staff’s comment, in

Kathleen Collins
Kari Jin
Securities and Exchange Commission
May 17, 2006

future press releases that include comparisons of 2006 and 2005 financial results, Cadence proposes to include in the text of the release discussing its use of non-GAAP measures the following sentences:
          “Our non-GAAP measures also exclude the impact of the tax expense associated with Cadence’s repatriation in 2005 of foreign earnings under the American Jobs Creation Act of 2004. Management believes it is useful to exclude the tax expense associated with the repatriation in 2005 of foreign earnings under the American Jobs Creation Act of 2004 as it eliminates a tax charge resulting from an event which is not expected to recur.”
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           As always, Cadence remains available to discuss further its responses to the Staff’s comments.
           If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (415) 393-8263.

Sincerely,
By:	/s/ Gregory J. Conklin

Gregory J. Conklin

cc:	William Porter – Cadence Design Systems, Inc.
R.L. Smith McKeithen – Cadence Design Systems, Inc.